Exhibit 99.1

For Immediate Release

NOVADAQ Announces Transfer of SPY® Elite Business from LifeCell Corporation

Toronto, Ontario – October 30, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that it and LifeCell™ Corporation (“LifeCell”), an Acelity company, have agreed to transfer all marketing and distribution rights to the SPY Elite® System from LifeCell to NOVADAQ. The transfer will be effective November 30, 2014 (the “Effective Date”). LifeCell will provide certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to the approximate revenue share pursuant to the distribution agreements.

In connection with the transfer, on the Effective Date the parties will terminate the distribution agreement, signed in September 2010, related to the marketing and distribution of the SPY Elite System in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery. Furthermore, NOVADAQ and LifeCell will terminate agreements that were signed in November 2011 related to the marketing and distribution of the SPY Elite System in the interventional and vascular fields, with NOVADAQ having immediate non-exclusive rights to distribute in those fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively.

The termination agreement provides for, along with other customary terms, a one-time payment of U.S.$4.5 million to LifeCell on the Effective Date. NOVADAQ and LifeCell have also agreed to settle any and all legal disputes between the parties.

“I want to thank LifeCell for growing the SPY Elite business from the original U.S. installed base of 50 to now more than 400 systems and increasing our presence in key markets such as in plastic reconstruction,” said Dr. Arun Menawat, President and CEO of Novadaq. “Our direct sales team is focused and enthusiastic in continuing growth and driving the use of SPY Elite, PINPOINT® and LUNA™ from the 30,000 procedures performed each year today, to one day, more than 1 million.”

SPY Elite imaging provides clinically relevant information that empowers surgeons to make better-informed critical decisions in the operating room. SPY Elite allows surgeons to capture, review, print and archive high-quality image sequences of blood flow in vessels and micro-vessels, tissue and organ perfusion within minutes and in real-time during the course of performing a wide variety of open surgical procedures.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 110 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com